Exhibit 12

EQUISTAR CHEMICALS, LP
STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Successor	Predecessor
	For the period from December 21 through December 31,	For the period from January 1 through December 20,	Year Ended December 31,
	2007	2007	2006	2005	2004	2003
Income (loss) from continuing operations before income taxes	$(122)	$(216)	$614	$748	$276	$(339)
Fixed charges:
Interest expense, gross	58	196	217	227	227	215
Portion of rentals representative of interest	1	38	35	34	31	35
Total fixed charges before capitalized interest	59	234	252	261	258	250
Capitalized interest	- -	- -	- -	- -	- -	- -
Total fixed charges including capitalized interest	59	234	252	261	258	250
Earnings (losses)	$(63)	$18	$866	$1,009	$534	$(89)
Ratio of earnings (losses) to fixed charges (a)	- -	- -	3.4	3.9	2.1	- -

(a)
For the eleven days ended December 31, 2007 for the period from January 1 through December 20, 2007, and for the year 2003, earnings were insufficient to cover fixed charges by $122 million, $216 million and $339 million, respectively.